COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994

18 April 2007

07023254

United States Securi
and Exchange Com
450 Fifth Street, N.V
WASHINGTON, D.C

RECEIVED MAY 8 2007 WASH. D.C.

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

PROCESSED
MAY 0 9 2007
THOMSON FINANCIAL

BEST AVAILABLE COPY

BEST AVAILABLE COPY

dlw 5/7

COCA-COLA AMATIL PTY LTD
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Coca-Cola Amatil

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL ANNOUNCES RESULTS OF 2007 STRATEGIC REVIEW, REPORTING CHANGES AND PROVIDES TRADING UPDATE

Sydney, 18 April 2007: Coca-Cola Amatil Limited (CCA) today announces the results of its 2007 Strategic Review, outlining strategies for future growth.

CCA's Group Managing Director, Mr Terry Davis said, "In determining the strategic priorities for the business for the next five years, CCA focussed its review on the changes the organisation needs to make to best leverage CCA's core competencies:

- Development of premium and market leading brands;
- Scale and reach of the sales force;
- High tech and high touch of our customer servicing capability; and
- Highly efficient national manufacturing and physical distribution capability.

"A key outcome has been to confirm that the majority of new capital allocation will be directed towards Australia and New Zealand where CCA's competitive advantage is strongest and financial returns are highest."

Since 2001, CCA has successfully expanded its business into non-carbonated beverages and food in order to broaden its business base and achieve a better balanced and more profitable business mix. This has resulted in a shift in the mix of revenue generated from non-carbonated beverages and food from 5% in 2001 to 32% in 2006. In doing so CCA has also increased its relevancy to a broader base of customers and consumers, expanded its EBIT margins from 11.4% to 13.3%, generated EPS growth of 11.3% per annum [1] and grew dividends per share by 15.7% per annum[1].

"As a result of the review, CCA will take a fundamental change in the direction for the Australian and New Zealand businesses, shifting from aiming to provide our customers and consumers with a 'non-alcoholic beverage for every occasion' to 'a beverage for every occasion'," said Mr Davis.

CCA has established the following primary business drivers:

1. Grow CCA's share of non-alcoholic beverages by continuing to expand the product portfolio;
2. Broaden the beverage portfolio into the highly profitable alcoholic beverages market in Australia and New Zealand;
3. Actively review ownership options and/or arrangements with The Coca-Cola Company (TCCC) for the South Korean business while remaining committed to growing the developing markets of Indonesia, PNG and Fiji; and
4. Undertake a major IT infrastructure development to re-engineer business processes and create a world class operating system.

[1] compound annual growth rate and before significant items

Mr Davis said, "CCA has grown its share of non-alcoholic beverages through product and package innovation, innovation in cold drink equipment, tailored offerings by channel, and expansion of its premium product offerings. We believe we still have material opportunities to continue to generate strong growth in non-alcoholic beverages across the Group."

To complement the non-alcoholic beverage brand portfolio, CCA will accelerate the development of Pacific Beverages, the joint venture with SABMiller, in order to develop a material new earnings stream for the business. Mr Davis said, "The Australian beer market is one of the most profitable in the world, generating earnings in excess of $1 billion and we are aiming to become the clear No. 3 player in the Australian beer market by the end of 2012.

"Alcoholic beverages – in particular, beer, spirits and alcoholic RTDs – provide a natural extension to CCA's product offering in Australia and New Zealand as it enables us to leverage the scale and efficiency of our sales, distribution and manufacturing infrastructure with SABMiller's marketing and technical brewing expertise in a highly profitable market segment."

CCA will fast track the feasibility study for an Australian brewery development with recommendations expected by the end of 2007. Mr Davis said, "Local manufacture of selected premium beer brands as well as the development of new domestic brands could provide an attractive and logical sequence for the development of CCA's Australian beer business."

With respect to CCA's non-Australasian assets, CCA remains committed to growing its Indonesian business while reassessing structural and ownership options for the South Korean business. "An information memorandum was released in March for the sale of the South Korean business. There has been strong interest from local and international players with a sufficient number of parties of financial and operational scale for CCA to now seriously consider the sale of the South Korean business," Mr Davis said.

Lastly, CCA will undertake a major IT infrastructure development. "Over the next three years, CCA will spend around $65 million on software, infrastructure and re-engineering its business processes to develop a world class operating system. The new platform, which is being developed in partnership with other major Coca-Cola Bottlers and TCCC, provides the engine for CCA to move to the next level of customer service as well as facilitate a reduction in the cost of doing business," said Mr Davis.

The detailed outcomes of the 2007 Strategic Review are as follows:

1. Grow CCA's share of non-alcoholic beverages by continuing to expand the product portfolio

CCA has a strong track record in growing its share of non-alcoholic beverages through product and package innovation, innovation in cold drink equipment, tailoring its offerings by channel, and expanding its premium product offerings. These will continue to be core value drivers for the business.

CCA will seek to expand its offerings into categories where it has low or no presence – including flavoured milk, energy, juice and RTD tea – while continuing to innovate to drive higher share in high growth categories of sports drinks, water, enhanced waters and low calorie CSDs.

As part of CCA's strategic review, CCA will undertake a number of initiatives to deliver higher levels of customer satisfaction. These include:

- Shifting from state based to channel based customer servicing in Australia;
- Aligning the Australian and New Zealand businesses to better execute go-to-market strategies and facilitate best practice transfer across the business;
- Further driving customer and consumer engagement with breakthrough product and package innovation;
- Development of automated warehouses in Australia and New Zealand to reduce supply chain costs and enhance customer service through reduced turnaround time for customer orders and increased pick accuracy; and
- Expansion of production capacity in Australia by 10-15% by the end of 2008.

2. Broaden the beverage portfolio into the highly profitable alcoholic beverages market in Australia and New Zealand

In 2006, CCA announced that it had entered into exclusive distribution and manufacturing agreements in the alcoholic beverages category with SABMiller and Maxxium. Beer, spirits and alcoholic RTDs provide a natural extension to CCA's product offering in Australia and New Zealand.

A core focus of the strategic review has been to determine how CCA can best establish a material earnings stream from alcoholic beverages over the next five years. The business has set itself some aggressive targets which are aimed at establishing CCA as the clear No. 3 player in the Australian beer market by the end of 2012.

A number of initiatives will be fast tracked to increase CCA's presence in alcoholic beverages including:

- Establishment of a growth path into the Australian beer market;
- Entry into the New Zealand alcoholic beverages market in 2007; and
- Material scaling up of the customer servicing capability in the licensed channel in Australia.

CCA expects to increase its presence in the Australian beer market by:

- Establishing credibility and scale through the growth of Peroni, Pilsner Urquell, Miller Genuine Draft and other selected SABMiller brands;
- Developing a local brewing capability in Australia, subject to the outcome of a feasibility study for an Australian brewery development which is expected to provide recommendations by the end of 2007;
- Manufacturing selected imported brands locally; and finally
- Developing new locally produced brand(s).

CCA estimates that its 50% share of the capital outlay to deliver on these objectives could be in the range of $100-125 million.

CCA will expand the Pacific Beverages joint venture into New Zealand in late 2007 with the distribution of SABMiller beer brands. In addition, it will consolidate all alcoholic beverages sales and distribution into the Pacific Beverages joint venture.

Finally, CCA has doubled its dedicated customer serving capability to the licensed channel with the integration of the Maxxium sales team. CCA now has over 180 sales representatives servicing over 25,000 licensed customers in Australia with a concentrated portfolio of 22 major premium brands across the non-alcoholic beverages, premium beer and spirits categories – including Coca-Cola, Mount Franklin, Peroni, Pilsner Urquell, Miller Genuine Draft, Jim Beam, ABSOLUT Vodka and Cointreau.

3. Actively review ownership options and/or arrangements with The Coca-Cola Company (TCCC) for the South Korean business while remaining committed to growing the developing markets of Indonesia, PNG and Fiji

South Korea

CCA distributed an information memorandum in March for the sale of the South Korean business. There has been strong interest from local and international players with a sufficient number of parties of financial and operational scale for CCA to now seriously consider the sale of the South Korean business. It is likely that a short list of bidders will be confirmed by the end of April.

At the same time, TCCC and CCA are working on a detailed assessment of growth and other structural initiatives for the South Korean business.

Indonesia

CCA remains committed to growing the Indonesian & PNG franchise, as the business represents a small exposure to a highly populous developing market with strong upside potential. CCA has around $250 million of capital employed in the region, representing around 7% of total CCA capital employed.

Indonesia has many attractive long-term growth characteristics, including a competitive environment with few major players, high barriers to entry and growing prosperity, with CCA enjoying the benefits of a shift to higher value brands in line with the strong growth of the modern channel.

4. Undertake a major IT infrastructure development to re-engineer business processes and create a world class operating system

As a result of the strategic review, CCA expects to spend approximately $65 million on a major IT software and infrastructure upgrade over the next three years. The technology platform is being developed in partnership with other major Coca-Cola Bottlers and TCCC and will:

- Modernise the complete process of order to cash;
- Re-engineer business processes that facilitate a more efficient transfer of and use of information across the total business;
- Enable us to develop a shared services capability across the Group;
- Maintain our cost to income ratio leadership amongst global Coca-Cola Bottlers; and
- Lower our cost of doing business.

Reporting Changes

CCA has aligned its Australian and New Zealand businesses to create an Australasian business platform to align the operating structures and go-to-market strategies for the two countries. CCA will also create a back office shared services capability across Australia and New Zealand.

As a result of the combination, George Adams, Managing Director – New Zealand & Fiji will report to Warwick White, Managing Director – Australia & New Zealand and over the next three years, CCA will target $25 million per annum in additional earnings through better revenue management, procurement synergies as well as in cost reduction initiatives.

CCA has also established a Food & Services division which will include SPC Ardmona, Neverfail, Quirks and Grinders, reporting to Nigel Garrard, Managing Director – Food & Services. Bringing these businesses under one umbrella will provide a greater focus on successfully managing CCA's lower volume and non-trade operations while maintaining the integration benefits made post acquisition. In addition, it simplifies the reporting structure within the Australia & NZ business, allowing the beverage management team to focus on the execution of the emerging alcoholic beverage strategy while continuing to drive growth in non-alcoholic beverages.

As part of the review and associated business restructuring, it is unlikely that any restructuring charges taken in 2007 will be greater than $25 million.

At this point, CCA will continue to report segmental earnings information for Australia and New Zealand & Fiji separately. The Food & Services division will be reported as a new segment, replacing the SPC Ardmona segment. As the Food & Services division will include earnings previously reported within the Australian beverage business, CCA will provide restated segmental information prior to the release of the first half 2007 financial results.

Capital Expenditure

Total group capital expenditure is expected to be around 6-7% of revenue for the next 3 years comprising:

- ~5% for maintenance capex; and
- 1-2% for infrastructure related expenditure relating to automated warehousing developments in Sydney and Auckland and the major IT upgrade (excluding any possible brewery development).

Q1 2007 Trading Update

CCA has experienced solid trading conditions across most markets for the first quarter. Both Australia and New Zealand have maintained volumes in line with last year, a significant achievement given both countries are cycling the Q1 2006 launch phase of Coca-Cola Zero. Revenue per unit case growth has been driven by improvements in both mix and rate.

Indonesia has enjoyed an excellent start to the year driven by continuing strong volume growth combined with solid recovery of cost of goods increases.

South Korea has maintained good price discipline during a period of reduced demand. An insurance claim relating to the July 2006 extortion is being processed and is expected to be finalised no later than the second half of 2007. Insurance proceeds will be recorded as a credit to significant items.

SPC Ardmona has experienced a solid start to the year and expects to generate modest earnings growth in the first half. This is despite the impact of a short fruit season for 2007, a result of the frost damage incurred in 2006, and higher tinplate costs.

Pacific Beverages beer sales showed encouraging momentum during the Easter period with results well ahead of last year.

The key focus for the business continues to be the recovery of the estimated 5-6% increase in cost of goods sold per unit case for beverages across all markets. For the first half of 2007, CCA expects to deliver high single digit EBIT growth and based on a continuation of current trading conditions believes that a similar EBIT growth rate is achievable for the 2007 full year.

It is expected that the full year effective tax rate will be in the range of 27-30% with the first half expected to be lower.

CCA is today hosting an investment market briefing at its Northmead facility. A copy of the presentation slides will be lodged with the ASX and posted on the Company's website, www.ccamatil.com.

For further information, please contact:

Media
Sally Loane
Ph: +61 2 9259 6797
Sally.Loane@anz.ccamatil.com

Analysts
Kristina Devon
Ph: +61 2 9259 6185
Kristina.Devon@anz.ccamatil.com

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994

18 April 2007

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

COCA-COLA AMATIL PTY LTD
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL
SYDNEY INVESTOR BRIEFING

Sydney, 18 April 2007: Coca-Cola Amatil Limited (CCA) is today hosting an investment market briefing and tour of Northmead bottling facilities. The attached presentations will be provided to participants.

2007-2012: Strategic Review
Terry Davis, Managing Director
John Wartig, Chief Financial Officer

Australasia
Warwick White – Managing Director – Australia & New Zealand

South Korea and Indonesia
Peter Kelly – Regional Director – Asia

Pacific Beverages
Ari Mervis – Managing Director – Pacific Beverages

SPC Ardmona
Nigel Garrard – Managing Director – Food & Services

NSW Logistics Investment
Bruce Herbert – National Director – Operations & Logistics

For further information, please contact:

Media
Sally Loane
Ph: +61 2 9259 6797
Sally.Loane@anz.ccamatil.com

Analysts
Kristina Devon
Ph: +61 2 9259 6185
Kristina.Devon@anz.ccamatil.com

COCA-COLA AMATIL

CCA Strategic Review 2007-2012

Terry Davis
Managing Director

John Wa
Chief Financial Officer

18 April 2007

2001–2006: "A non-alcoholic beverage for every occasion"

2001 – Low levels of product innovation and over reliance on CSDs to generate growth



- 95% CSDs
- 5% Non-carbonated beverages

2006 – A broader based, better balanced and more profitable business mix



- 68% CSDs
- 32% Non-carbonated beverages & food

Graphs represent revenue split

2001–2006 Results: Strong delivery of margins, EPS and dividend growth


Sales & EBIT %
Trading revenue — EBIT %
Earnings per share
2001 2002 2003 2004 2005 2006
Dividends per share

EBIT CAGR of +9.3% since 2001

EPS CAGR of +11.3% since 2001

DPS CAGR of +15.7% since 2001

1. before significant items

2007-2012: Strategic Review Fundamentals

Priorities

- Focus on leveraging CCA's core competencies
  - Development capability of premium and market leading brands
  - Scale and reach of sales force
  - High tech and high touch of our customer servicing capability
  - Highly efficient national manufacturing and physical distribution capability
- Capital allocation focussed on Australia and New Zealand where CCA's competitive advantage is strongest financial returns are greatest

2007-2012: Strategic Review Fundamentals

Primary outcomes

- → Grow CCA's share of non-alcoholic beverages by continuing to expand the product portfolio
- → Broaden the beverage portfolio into the highly profitable alcoholic beverages market in Australia and New Zealand
- → Actively review ownership options and/or arrangements with The Coca-Cola Company (TCCC) for the South Korean business while remaining committed to growing the developing markets of Indonesia, PNG and Fiji
- → Undertake a major IT infrastructure development to re-engineer business processes and create a world class operating system

2007-2012: "A beverage choice for every occasion"

To extend its market leadership position, CCA will seek to further leverage its core competencies in premium brand development, sales and customer service and national distribution an

Six long-term value drivers:

1. Grow our share of the non-alcoholic beverage market
2. Develop a material presence in premium alcoholic beverages in Australia and New Zealand
3. Expand the scope and scale of the Food & Services division
4. Extend our key customer relationship capabilities
5. Re-engineer our operating systems to world best practice
6. Ensure the sustainability of our business platform

1. Grow our share of the non-alcoholic beverage market

Aim: To drive increased share of category value and volume across each market segment

How:

- Product and package innovation
- Innovation in cold drink equipment
- Tailored channel offering
- Expand our premium product offerings

Outcome:

- Expect market volume growth of the NARTD market of 2-4% pa in Australia and New Zealand
- Gain a greater share of that increased market

1. Grow our share of the non-alcoholic beverage market

Indulgence

CSDs


58%

Continue to develop low sugar alternatives

Energy


5%

Focus on consumption occasions

Female, day/night segmentation opportunity

Flavoured Milk


Watch This Space

Test market in Australia in 2007

Coffee

Segmentation of brands in grinders into super premium (Giancarlo), premium (Grinders)

Opportunities for bolt-on acquisitions

Market share data relates to the Australian foodstores channel

1. Grow our sha[illegible] n-alcoholic beverage market

F nctio[illegible]

Water

27%

Progressively segment the market into super premium, premium, commercial and functional to protect margins and accelerate category growth

Juice

6%

Shift from commodity offerings to value-added, functional and single-serve products supported by growing our chilled distribution capability

Sports

57%

Further segmentation of Powerade into pre, during and after sports occasions

RTD Tea

3%

Drive the health and wellbeing trend - seen as a good for you carrier of herbs, antioxidants, minerals, etc

Market share data relates to the Australian foodstores channel

2. Develop a material presence in premium alcoholic beverages in Australia and New Zealand

Aim: To be the clear No. 3 player in the Australian beer market by the end of 2012

How:

- Leverage the scale and efficiency of CCA's sales, distribution and manufacturing infrastructure with SABMiller's marketing and technical brewing expertise into premium alcoholic beverages
- Bring CCA's innovative merchandising concepts and customer service ethos to the alcoholic beverages business

Outcome:

- To be recognised and rewarded by our customers for having materially improved their alcoholic beverage business
- To successfully build a material new earnings segment for CCA

2. Develop a material presence in premium alcoholic beverages in Australia and New Zealand

Beer

- Step 1: Establish credibility and scale through the growth of Peroni, Pilsner Urquell, Miller Genuine Draft and other selected SABMiller brands
- Step 2: Develop a local brewing capability in Australia – subject to feasibility study outcome
- Step 3: Manufacture selected imported brands locally
- Step 4: Develop new locally produced brand(s)

Spirits and ARTDS

- Expand the customer base and alcoholic RTD product offering
- Increase volume per outlet of existing customer base through direct sales presence, cold drink equipment innovation and introduction of CCA's innovative merchandising concepts

3. Expand the scope and scale of the Food & Services division

Aim: To expand the sourcing and sales base of our food business

How:

- Improve the scale and sales execution focus of our food and services businesses by consolidating into a dedicated division
- Centralize CCA cold drink equipment and procurement management
- Develop SPCA's international business

Outcome:

- International earnings base of SPCA to be the same size as the domestic earnings base by 2012
- Improve the visibility of the cost and returns of CDE within the Australian business

3. Expand the scope and scale of the Food & Services division

Consolidate food and services activities into one division

- Combine SPCA, Neverfail, Quirks and Grinders
- Develop greater focus on successfully managing lower volume and non-trade operations while maintaining integration benefits made post acquisition
- Increased responsibilities for Nigel Garrard, enabling Warwick White to focus CCA beverage team on growing base NARTD business faster and execution of emerging alcoholic beverage strategy

Single procurement of CDE for the group function

- Procure and manage the whole CDE fleet within one business function

Scale up the international sourcing resources of SPCA

- Target joint ventures or supply agreements in China and South Africa, similar to existing JVs in Spain and Thailand

COCA-COLA AMATIL

13

4. Extend our key customer relationship capabilities

Aim: To grow the importance of our brands and service performance to each of our customers

How:

- Continue to develop our tailored solution capability for our key customers
- Further drive customer engagement with breakthrough product and package innovation

Outcome:

- Deliver greater levels of customer satisfaction by ensuring our customers consistently make more profit selling CCA brands than competitor brands
- Develop a service level strategy that cannot be profitably matched by our competitors

COCA-COLA AMATIL

14

4. Extend our key customer relationship capabilities

Shift to specific channel focus from state based focus

- Grocery & Petroleum, Licensed, Immediate Consumption, Vending
- Align Australia and NZ businesses to better execute go-to-market strategies and best practice transfer across the business

Direct-to-consumer database development

- Utilise modern technology to deepen our direct relationship with consumers through a greater focus on and frequency of one-on-one communications (SMS, internet, email, Blog sites)

Tailored solutions for customers

- Increased focus on product and package segmentation by store utilising more sophisticated shopper basket analysis

COCA-COLA AMATIL

15

5. Re-engineer our operating systems to world best practice

Aim: Re-engineer our business processes to develop a world class operating system that will provide the engine for CCA to move to the next level of customer service and facilitate CODB reduction

How:

- Material end-to-end technology development partnership consortium with other major Coca-Cola Bottlers and TCCC

Outcome:

- To modernise the complete process of order to cash
- Re-engineer business processes that facilitate a more efficient transfer of and use of information across the total business
- Enable us to develop a shared services capability across CCA
- Maintain our cost to income ratio leadership amongst global Coca-Cola Bottlers
- Lower our CODB

COCA-COLA AMATIL

16

5. Re-engineer our operating systems to world best practice

Technology development – approx $65m cost

- OAisys - Back office complete by end 2009, front office by end 2010
- Upgrade our sales force and customer interface capability

Supply chain upgrade

- Automated distribution/warehouse development
  - Auckland – NZ$80m cost, to be completed by end 2007
  - Sydney – $180m total cost, to be completed by early 2009 (CCA capex $90m, leased component $90m)
- Full warehouse management system deployment in all major non-automated warehouses by early 2009
- Upgraded mobile capability for sales force

Back office consolidation

- Creation of back office shared services across Australian & NZ businesses

6. Ensure the sustainability of our business platform

Aim: To commit to continuous improvement of our economic, social and environmental performances

How:

- Improve the transparency and accountability of our sustainability agenda, a mainstream business agenda driven at Board level and continuing through the Managing Director and other senior executives across the Group

Outcome:

- Regular reporting on our sustainability platform, measured under four pillars, Environment, Community; Marketplace, Workplace – CCA's first sustainability report to be released in May07

6. Ensure the sustainability of our business platform

Environment

- Continually improve our sustainable use of water and energy and to decrease our generation of greenhouse gases - target is to be waste water neutral by 2012
- Continue to reduce the amount of material used in packaging

Community

- Continue to contribute to our communities via our Foundations, food and beverage donations, workplace giving and partnerships with environmental groups like Landcare Australia

Workplace

- Invest in the development of our people through leadership programs and succession planning
- Continue to reduce lost time injury rates to make CCA a safer place to work

Marketplace

- Meet community demands for "better for you" products by increasing the range of no-sugar beverages, supporting a range of sport and physical activity programs and improving product labelling

COCA-COLA AMATIL

19

2007-2012: Outlook for non-Australasian assets

Indonesia, PNG & Fiji – remain committed to growth

- A small exposure to a highly populous developing market with strong upside potential
  - A competitive environment with few major players
  - High barriers to entry – manufacturing requirements across each of the main islands and RGB capital cost
  - ~7% of CCA capital employed (~$250m) – not betting the house
  - Growing prosperity of the country – shift to higher value one-way packs, consumer segmentation strategy is working
  - Developing a framework to better manage earnings volatility

COCA-COLA AMATIL

20

2007-2012: Outlook for non-Australasian assets

South Korea – review ownership options or arrangements with TCCC

- Sale process progressing well
  - Information memorandum released in Mar07
  - Strong interest from local and international players with a sufficient number of parties of financial and operational scale for CCA to now seriously consider the sale
  - Short list of bidders will be confirmed by the end of April

Coca-Cola Amatil

CCA Strategic Review 2007-2012

John Wartig
Chief Financial Officer

18 April 2007

2007 Outlook – Q1 trading update

Australia

- Key influences for 2007:
  - Cycling of Coke Zero launch (Jan06)
  - Recovery of COGS increases
  - Aligning of Australian and NZ businesses
- Q1 trading update:
  - Solid start to the year with volumes in line with last year combined with revenue per unit case improvements driven by better mix and rate

New Zealand

- Key influences for 2007:
  - Cycling of Coke Zero launch (Feb06)
  - Recovery of COGS increases
- Q1 trading update:
  - Volumes in line with last year with solid revenue per case improvements

COCA-COLA AMATIL

23

2007 Outlook – Q1 trading update

Indonesia

- Key influences for 2007:
  - The continuation of improved economic conditions in Indonesia
  - One-off impact of increase in container deposit liability - $3m
- Q1 trading update:
  - Excellent start to the year driven by continuing strong volume growth combined with solid recovery of COGS increases

South Korea

- Key influences for 2007:
  - Recovery in demand for brand Coca-Cola following Jul06 extortion
  - Insurance claim recovery receipt in H2
  - Non-core asset sales in South Korea to continue
- Q1 trading update:
  - Maintaining good price discipline during reduced demand period

COCA-COLA AMATIL

24

2007 Outlook – Q1 trading update

SPCA

- Key influences for 2007:
  - $5m EBIT impact of frost damage to 2006 fruit intake
- Q1 trading update:
  - Solid start to the year despite impact of short fruit season combined with higher tinplate costs
  - Expecting modest earnings growth in H1 2007

Pacific Beverages

- Key influences for 2007:
  - Commenced manufacturing and distribution of Maxxium portfolio in Apr07
  - Focus on driving VPO of combined NARTD and alcoholic beverage portfolio into the licensed channel
- Q1 trading update:
  - Strong momentum into Easter for beer
  - Expect minimal earnings contribution due to reinvestment back into brand development

Coca-Cola Amatil

25

2007 Outlook – Guidance

H1 2007

- Key focus will continue to be recovery of 5-6% COGS per case increases across all markets
- Expect high single digit EBIT growth in H1 2007

2007 Full year

- High single digit EBIT growth achievable assuming a continuation of current trading conditions
- Expect full year effective tax rate of 27-30% with first half expected to be lower

Coca-Cola Amatil

26

Capital Management

Dividend policy

- Maintenance of 70-80% target payout range – 75.4% payout in 2006

Gearing

- Long-term interest cover target range of 3.0 – 4.0x
- Comfortable with current 4.0x interest cover given current interest rate environment

Cash flow

- Expect free cash flow to be in excess of $200 million

ROCE

- Expect improvement of at least 0.5pts in 2007

Capital Management – Capital Expenditure

	2007	2008	2009
Maintenance capex	~5%	5-6%	4-5%
Infrastructure capex - Automated warehouses (Sydney & Auckland) + Major IT upgrade	~2%	~1%	~1%
TOTAL	**7%**	**6-7%**	**5-6%**

- Reaffirming maintenance capex ~5% pa (around 1.0x depreciation)
- Automated warehouses on budget and on schedule for completion by end 2008 / early 2009
- $65 million major IT upgrade phased from 2007-2009
- Excludes any potential brewery development or capital projects which may be brought forward if South Korea is sold

Capital Management

Potential use of proceeds if South Korean business is sold

- Combination of capital management initiatives, debt reduction and potential to bring forward future year capital projects

Insurance claim update

- Any further brand rehabilitation costs which may be incurred will be recognised as significant items in 2007
- Amounts received relating to loss of gross profit to be recognised as significant items on receipt of the insurance payment
- Expect claim to be finalised no later than end of H2 2007

Acquisitions

- Opportunities for small bolt on acquisitions
- Overall, sufficient organic growth options to deliver higher returns at lower risk

COCA-COLA AMATIL

29

COGS Update – Commodity Prices Easing



NY No.11 Raw Sugar Futures - Usc/lb
SUGAR - USD
Last 10yrs Avg (1996-2006)
PET Resin - Far East USD/MT
PET - USD
Last 10yrs Avg (1996-2006)
Aluminium 3 month - USD/MT
ALUMINIUM - USD
Last 10yrs Avg (1996-2006)

COCA-COLA AMATIL

30

COGS Update

COGS Breakdown

- Commodity and currency exposure to sugar, aluminium and PET resin
- Commodities based costs represent ~30% of COGS
- Commodity inputs still trading well above 10 year average prices

2007 Outlook – Beverages

- Expect higher commodity input costs to drive a 3-4% increase in COGS per unit case for beverages
- Product mix shift to higher value products expected to drive a further increase in COGS per unit case of around 2%
- Overall, on a constant currency basis, expect total COGS per unit case for beverages to increase by around 5-3%

COCA-COLA AMATIL

31

COGS Update

2007 Outlook – Food

- Expect higher tinplate costs to drive like-on-like COGS increases of ~5%

2008 Outlook

- Beverages – Expectations that COGS per unit case for beverages may increase in a range of 1-3% in 2008 on the basis of the current commodity price and currency outlook
- Food – Expect higher fruit pricing due to drought impact to drive COGS increases of <5%

COCA-COLA AMATIL

32

Reporting Changes

Formation of Australasian business unit

- CCA has aligned its Australian and New Zealand businesses to create an Australasian business platform to align the operating structures and go-to-market strategies for the two countries
- George Adams, Managing Director – New Zealand & Fiji will report to Warwick White, Managing Director – Australia & New Zealand
- Alignment of Australian & NZ businesses is targeting $25m pa in additional earnings through better revenue management, procurement synergies as well as in cost reduction initiatives

COCA-COLA AMATIL

33

Reporting Changes

Formation of Food & Services division

- Includes SPC Ardmona, Neverfail, Quirks and Grinders, reporting to Nigel Garrard, Managing Director – Food & Services
- Provides greater focus on successfully managing lower volume and non-trade businesses while maintaining the integration benefits made post acquisition
- Simplifies the reporting structure within the Australasian business and allows the Australasian management team to increase their focus on the emerging alcoholic beverage strategy while continuing to drive growth in non-alcoholic beverages

COCA-COLA AMATIL

34

Reporting Changes

Changes in segment reporting

- At this point, CCA will continue to report segmental earnings information for Australia and New Zealand & Fiji separately
- The Food & Services division will be reported as a new segment, replacing the SPC Ardmona segment
- As the Food & Services division will include earnings previously reported within the Australian business, CCA will provide restated segmental information prior to the release of the H1 2007 financial results
- As part of the review and associated business restructuring, it is unlikely that any restructuring charges taken in 2007 will be greater than $25 million

Coca-Cola Amatil

CCA Strategic Review 2007-2012

Terry Davis
Managing Director

18 April 2007

2007 Action Plan

- NPD focus – energy, flavoured milk, sports drinks, juice
- Sell South Korean business and/or reach better arrangements with TCCC in South Korea
- Align Australia and NZ operating structure and go-to-market strategies
- Scale up presence in licensed channel – upsized sales force with concentrated portfolio of 22 major non-alcoholic, premium beer and spirit brands
- Bring forward feasibility study for Australian brewery development – recommendations expected no later than end 2007

COCA-COLA AMATIL

37

2007 Action Plan

- Expand Pacific Beverages beer JV into New Zealand
- Expand the scope and scale of the Food & Services division
- Technology and supply chain platform – OAisys (IT) and automated warehousing
- SPCA packaged fruit supply agreements ex China and South Africa
- Establish foundation for creation of back office shared services across Australia and New Zealand

COCA-COLA AMATIL

38

2007-2012: Strategic Review Fundamentals

Priorities

- Focus on leveraging CCA's core competencies
  - Development capability of premium and market leading brands
  - Scale and reach of sales force
  - High tech and high touch of our customer servicing capability
  - Highly efficient national manufacturing and physical distribution capability

- Capital allocation focussed on Australia and New Zealand where CCA's competitive advantage is strongest financial returns are greatest

COCA-COLA AMATIL

39

2007-2012: Strategic Review Fundamentals

Primary outcomes

→ Grow CCA's share of non-alcoholic beverages by continuing to expand the product portfolio

→ Broaden the beverage portfolio into the highly profitable alcoholic beverages market in Australia and New Zealand

→ Actively review ownership options and/or arrangements with The Coca-Cola Company (TCCC) for the South Korean business while remaining committed to growing the developing markets of Indonesia, PNG and Fiji

→ Undertake a major IT infrastructure development to re-engineer business processes and create a world class operating system

COCA-COLA AMATIL

40

2012: What could CCA look like in 2012?

" A beverage for every occasion"

- CSDs will still dominate the brand portfolio but will represent a lower % of group earnings
- Non-sugar CSDs to represent >40% of CSD volume
- Non-CSDs, alcoholic beverages and food to generate > 50% of earnings growth
- Asset allocation to be further concentrated in Australia and New Zealand

Coca-Cola Amatil

CCA Strategic Review 2007-2012

Terry Davis
Managing Director

John Wartig
Chief Financial Officer

18 April 2007

The material in this presentation is general background information about Coca-Cola Amatil and is current at the date of the presentation. It is information given in summary form and does not purport to be complete.

This presentation is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. It does not amount to advice or any recommendation in relation to Coca-Cola Amatil shares.

For further information visit

www.ccamatil.com

or contact

Kristina Devon

Investor Relations Manager

(Ph) +612 9259 6185 kristina.devon@anz.ccamatil.com

COCA-COLA AMATIL

Indonesia & PNG

Low Capital Exposure with Strong Upside Potential

Peter Kelly

Regional Director Asia

18 April 2007

Low Capital Exposure with Strong Upside Potential

- **Growing prosperity**
- **Attractive long term growth characteristics**
- **Further "De-risking" the business**
- **Low Capital Exposure**
- **Few major players**

Solid GDP growth, despite set backs along the way



Real GDP % growth
Linear (Real GDP % growth)
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
2001
2002
2003
2004
2005
2006
Boxing Day Tsunami
1st Fuel Price Shock
2nd Fuel Price Shock and interest rate hikes

COCA-COLA AMATIL

3

Quick recovery in our business after the fuel and interest rate shocks of Half 1 2006



Indonesia / PNG EBIT
H2 2006 v PY
2005 EBIT
2006 EBIT
AUD Millions
35
30
25
20
15
10
5
0
-5
-10
-15

COCA-COLA AMATIL

4

Disciplined pack/price/channel strategy has enabled full recovery of COGS – even in tough times



Rupiah per case
Revenue per case
COGS per case
Gross Profit per case
2002
2003
2004
2005
2006
2007

The NARTD growth opportunity is large and linked to growing prosperity



2,500
2,000
1,500
1,000
500
0
Market NARTD (8oz serves per capita)
Mexico
United States
Germany
Spain
Canada
Argentina
Italy
Australia
France
Great Britain
New Zealand
Brazil
Poland
Japan
Chile
Philippines
Thailand
Russia
Singapore
Indonesia
South Africa
Vietnam
Malaysia
Bangladesh
India
China
1,000
2,000
5,000
10,000
20,000
50,000
100,000
GDP-PPP (US$) per capita
Bubble size denotes economic size

Source: TCCC, CIA Factbook

Significantly higher profit "One Way Packs" are growing as consumer prosperity increases


Package Mix
100%
75%
50%
25%
0%
21%
24%
24%
32%
33%
38%
43%
45%
79%
OWP focus – Modern channel
Consumers – More affluent
Profitability – Very attractive
Production Capacity – Required
2000
2001
2003
2004
2005
2006
2007
■ RGB ■ ONE WAY PACKS

COCA-COLA AMATIL

7

As consumers prosper ....they are shopping in the more profitable "modern" channels


Channel Share
100%
75%
50%
25%
0%
10%
13%
16%
19%
23%
Capability – Core strength of CCA Indonesia
2003
2004
2005
2006
2007
■ Traditional ■ Modern

COCA-COLA AMATIL

8

We are able to manage volatility more easily with a lower fixed cost structure and improving employee productivity


57.9%
57.9%
62.3%
61.1%
60.5%
63.4%
% Variable
42.1%
42.1%
37.7%
38.9%
39.5%
36.6%
% Fixed

A low level of capital employed means we are not betting the house


Capital Employed December 2006
1,590
Only 7%
of CCA Group
252m
Australia
NZ/Fiji
Korea
Indonesia/PNG

....and future capital requirements are not high

Expect average capital requirements to be within the expectation already set of 6-8% of NSR over the next three years

Strategic Review Outcomes

- Double "One Way Pack" capacity
  - Bring forward the purchase of 3 new production lines
  - One off approx $A30m over the next 12-18months years
- Increase Cold drink penetration
  - Approx A$9m p.a. or 9,000 net placements for each of the next 3 years
- Upgrade physical distribution capability
  - Approx A$7m p.a. for each of the next 3 years

COCA-COLA AMATIL

South Korea

Sale Process and TCCC Review Update

South Korean Sale Process Update

The sale process has generated strong interest

- The largest M&A underway in Food and Beverage in South Korea
- Unrivalled brand power of Coca-Cola which carries substantial prestige value in the 11th biggest economy in the world
- Access to the number 1 brand in the largest and most profitable beverage category, CSDs
- Strong sales network
- Underutilised manufacturing and distribution assets
- Potential for large revenue and or cost/procurement synergies depending on the bidder

COCA-COLA AMATIL

13

South Korean Sale Process Update

Phase One - Expressions of Interest and Short List of Bidders

- Information Memorandums distributed in March
- EOIs have been received from Korean Companies, financial investors and from international Coca-Cola Bottlers
- We are in the process of reviewing the EOIs and ranking the offers received
- By the end of next week we will have established a short list of bidders that we will invite into phase two

COCA-COLA AMATIL

14

South Korean Sale Process Update

Phase Two - Due Diligence and Second Round Offers

- Due diligence May
- Second round binding offers due during June – although this timetable is subject to change as with any M&A activity

CCA/TCCC Joint Review

- The CCA/TCCC joint review of continuing operations is also progressing well and recommendations are due in June

CCA Board Review

- If everything progresses to plan the CCA Board will evaluate sale and retention options at the mid June Board meeting

Coca-Cola Amatil

Indonesia & PNG

Low Capital Exposure with Strong Upside Potential

Peter Kelly
Regional Director Asia

18 April 2007

CCA Australasia Premium Beverages

"A Growth Business"

18 April 2007
Warwick White
Managing Director – Australia & New Zealand

Agenda – Our Growth Strategy

- Our premium beverages strategy
- Our tailored customer strategy
- Our new Australasian business unit

Our Premium Beverages Strategy



The Australian Business has grown EBIT at +8.1% CAGR over the last 5 years. The last two years have been more challenging due to unprecedented commodity cost increases.

PREMIUM BEVERAGES STRATEGY


Published EBIT $
1997 to 2001
CAGR+6.3%
2002 to 2006
CAGR +8.1%
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

CCA Commodity Cost Increases

1997 to 2001	2002 to 2004	2005 to 2006
CAGR -2%	CAGR +3%	CAGR +24%

Total Australia including Neverfail – Published EBIT

The NARTD category is a growth market – over $200M revenue growth for manufacturers each year


Total NARTD (excluding Milk) Market value $M
+5.7%
+4.3%
+8.3%
+5.5%
2003
2004
2005
2006
2007 est

Coca-Cola Amatil

Source: AC Nielsen Market Industry Data – Measured & unmeasured markets

CSDs will continue to be a key category for growth and we are in a strong position to capture the growth in all NARTD categories


2006 - 2009 Forecast Industry Value Growth by Category
Other 6%
CSD 25%
Flavoured Milk 9%
RTD Tea 17%
Juice 9%
Water 7%
Energy 22%
Sports 0%

Coca-Cola Amatil

Source: TCCC Australia Fact Book / Canadean 2006

And we have a great share growth opportunity in the emerging categories by leveraging our strong key customer relationships

PREMIUM BEVERAGES STRATEGY



Market Share with Large and Small Customers
% Share
80
70
60
50
40
30
20
10
0
58
76
25
51
44
59
6
6
5
10
0
17
3
30
CSD
Water
Sports
Energy
Chilled Juice
Long life Juice
RTD Tea
Large Customers
Small Customers

-Cola AMATIL

Source: AC Nielsen Foodstore/Convenience calendar year 2005 7

And we have the new large alcohol profit pool to play in. Our competitive edge is the ability to leverage the CCA sales-force, manufacturing, distribution & procurement capability

PREMIUM BEVERAGES STRATEGY



Total Beer & Spirits EBIT Pool $1.4B
$M
EBIT @ wholesale level
900
800
700
600
500
400
300
200
100
860
200
180
125
Mainstream Beer
ARTD
Premium Beer
Spirits

-Cola AMATIL

Source Barometer September 2005 and CCA Analysis 8

The key to profit growth is the revenue per case premium we achieve over the COGS increase. This is achieved by:

Big Powerful Brands + Tailored Custo[illegible]r Strate[illegible] + Leveraging [illegible]

= Potential to generate Double Digit EBIT Growth

COCA-COLA AMATIL 9

And we see an opportunity around innovating to create more premium beverages

PREMIUM BEVERAGES STRATEGY

- Focus on innovating with the Coke Trademark where we have Brand strength


zero

- Increased concentration on providing real / instantaneous physiological benefits



COCA-COLA AMATIL 10

And we see an opportunity around innovating to create more premium beverages

PREMIUM BEVERAGES STRATEGY

- Increased concentration on the packaging that consumers find most appealing



- Increased concentration on channels where we get higher margins e.g HORECA



-Cola Amatil

11

New Product Development is driving higher revenue per unit case and increased market share

PREMIUM BEVERAGES STRATEGY

- Coke Zero
- Kirks
- Powerade Isotonic
- Goulburn Valley Juice
- Pumped – Flavoured Water
- 385 mL Glass – Coke


New
pumped

-Cola Amatil

12

We have increased our Market Share of Cola CSDs by 1.7pts since the successful launch of Coke Zero.



CC System volume share of Cola
Mega-brand Coca-Cola 78.2% share
Mega-brand Coca-Cola 79.9% share
80%
60%
40%
20%
0%
Market Share
22.0%
17.1%
Coke Zero
Diet Coke
Coke
FY 2005
Jan 06 - Mar 07

Coca-Cola Amatil

Coke Zero has strengthened the Coca-Cola Trademark and allowed us to take a more premium position



COLA MARKET
We maintained market share even though the price gap has increased from 24% to 32%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
COKE MEGABRAND SHARE OF COLA MARKET
78%
76%
32%
30%
20%
10%
0%
PRICE PER VOLUME
Jan - May 06
* Incl Trial Period
Jun06 -March 07
TCCC COLA
TCCC Price Premium

Coca-Cola Amatil

Kirks continues to reposition itself at near Schweppes pricing. The price gap has gone from 11% to 6% whilst maintaining market share

Non Cola CSD's

Introducing Kirks Sugar Free to be launched end of April in Grocery


KIRKS
SUGAR FREE
Lemonade
KIRKS
SUGAR FREE
Lemon Squash
KIRKS
SUGAR FREE
Creaming Soda
KIRKS
Pasito

COCA-COLA AMATIL

Source: AC Nielson Foodstore MAT May 06 versus Jun 06 to Mar 07

Powerade Isotonic has increased market share by +5.6pts since launch

POWERDAE ISOTONIC


Powerade +5.6 share pts
Market Share %
100
80
60
40
20
0
Pre-Launch
Jan – May 06
Post - Launch
Jun 06 – Mar 07
Gatorade
Powerade
POWERADE
ISOTONIC

COCA-COLA AMATIL

Source: AC Nielson Combined Foodstores/Convenience RTD only to Mar 25th 07

And Goulburn Valley has established a fresh juice play for CCA with a premium product

GOULBURN VALLEY FRESH JUICE




Goulburn Valley
Goulburn Valley

The launch of Pumped flavoured water in October has helped us realise a 7% price improvement for our total water business over the last 6 mths

PUMPED

YTD March Pump +35% YOY volume growth


pump
pumped
pumped

Continue to leverage the equity of the Coke glass contour bottle

385 mL

In Q1 07, the mix shift to 385ml re-sealable glass has given 25% of the revenue per case improvement in the immediate consumption channel



COCA-COLA AMATIL

Our Coke Zero success has earned Australia test market status

PREMIUM BEVERAGE STRATEGY


TCCC
Sydney
R&D Centre

Innovation Centres

- SHANGHAI
- ATLANTA
- BELGIUM

COCA-COLA AMATIL

Mother has captured +/- 10% of the energy market in the last 8 weeks ending 18th March 2007

2007 MOTHER LAUNCH


4 X 250mL CAN PACK

COCA-COLA AMATIL

Source : AC Nielsen Foodstores/Convenience 8 W/E Mar 18th 2007

21

Introducing Tab Energy

2007 TAB ENERGY

- Launched in New Zealand in March
- Aimed at style conscious females 16-24
- First 5 weeks in market results:
  - Market Share +5.6% in Foodstore
  - Volume +51% versus target


TaB


TaB


TaB

COCA-COLA AMATIL

Source: AC Nielsen NZ Market Share w/e 30/3/07

22

To step up our NPD & service improvement capabilities we will increase manufacturing capacity by 10-15%

PREMIUM BEVERAGE STRATEGY


QLD HOTFILL
POWERADE
ADELAIDE
NEW WAREHOUSE &

Our Tailored Customer Strategy

Our new sales force structure will step change our execution capability with a shift from State based to Channel based focus

TAILORED CUSTOMER STRATEGY

From: State Based		To : Channel Based
NSW	→	Grocery & Petroleum
QLD		Licensed
VIC		Immediate Consumption
WA		Vending
SA/NT		
NATIONAL		

Benefits:

- Tailored Package/Brand offerings
- National Marketing programs
- Differentiated / tailored customer servicing

Now we have executional capability in Licensed outlets similar to our other Channels

TAILORED CUSTOMER STRATEGY

- 186 person dedicated sales-force
- Pin point execution of our expanding premium glass portfolio
- Integrated mixer promotions


ABSOLUT VODKA
PERONI



We have created tailored packaging solutions to help deliver higher promotional frequency and improved category margins

TAILORED CUSTOMER STRATEGY

Coles
1.5 Lt



Woolworths
2.0 Lt



Independents
1.25 Lt



Coles
24 pack

Woolworths
30 pack

Independents
18 pack







-COLA AMATIL

27

Tailored Customer Strategy – Deliver higher levels of services to higher value customers in the Immediate Consumption Channel

TAILORED CUSTOMER STRATEGY

- Focus on top third of customers who deliver 80% of our Revenue
- Customise Service choices
  - Ordering
  - Delivery
  - Credit
  - Equipment Services



-COLA AMATIL

28

And a significant investment has been made to understand the shoppers that will help tailor our market solution

TAILORED CUSTOMER STRATEGY

Shoppers Beverage Landscape

- ➢Why people shop
- ➢When people shop
- ➢What they buy & how much they spend
- ➢Who they are
- ➢How they use channels

Working with our Customers to create focused marketing activities

CUSTOMER STRATEGY



% of Total Shopping Trips

QUICK TRIP	16
DESTINATION	7
MEALS	21
ROUTINE	13
TREAT	19
INSTANT GRATIFICATION	13
NON-FOOD	9

Quick Trip Meal Solution


Indian TakeAway
£3.96

Instant Gratification Bundling



Source: Coca-Cola Company Shopper Beverage Landscape Study, 2006

Tailored Customer Strategy – Cold Drink Equipment Program continuing to innovate to provide high end solutions to our customers

- Next phase of Cold Drink Equipment focus will be higher value unit placements:
  - Glass Fronted Vendor
  - Open Air Chillers
  - Cashless Machines
  - Premium closed door coolers


Coca-Cola



Our New Australasian Business Unit

Aligning Australia and New Zealand targeting $25M earnings

- Better Revenue Management – Harmonising Pack / Price disciplines
- Procurement – Trans Tasman negotiations
- Cost Synergies – One Marketing Strategy


Australia

COCA-COLA AMATIL 33

The key to profit growth is the revenue per case premium we achieve over the COGS increase. This is achieved by:

Big Powerful Brands + Tailored Customer Strategy + Leveraging our scale

= Potential to generate Double Digit EBIT Growth

COCA-COLA AMATIL 34

CCA Australasia Premium Beverages

"A Growth Business"

18 April 1997

Warwick White

Managing Director – Australia & New Zealand

COCA-COLA AMATIL 35

COCA-COLA AMATIL

Pacific Beverages



Ari Mervis
CEO Pacific Beverages

COCA-COLA AMATIL

Contents

- **Introduction**
- **Australian beer industry**
- **Pacific Beverages overview**
- **Priorities**
- **Questions**



2

COCA-COLA AMATIL

SABMiller – No. 2 global brewer

- **Second largest brewer in the world with total lager volumes of 176m hl***
- **2006 Revenue: US$ 15,3 bn, EBITA: US $2,9 bn**
- **Internationally diverse brewer, with market positions in the USA, and within Central and Eastern Europe, Latin America, Asia and Africa**
- **International portfolio**
    - brewing presence in over 40 countries
    - over 150 owned brands
- **Largest producer of Carbonated Soft Drinks in Africa and Central America**
- **Listed on the London and Johannesburg Stock Exchanges**

* F06 year end report (additional 45m hl of other beverages)

COCA-COLA AMATIL

SABMiller – diversified and balanced earnings

Total revenue (US$16.3 bn)*


South Africa: Beverages
North America
19%
21%
Latin America
Africa & Asia
Europe

EBITA (US$2.9 bn)**


Other
2%
North America
12%
South Africa: Beverages
Latin America
Africa & Asia
Europe

* Excludes contract brewing, includes soft drinks and other beverages – y/e March 2006
** Pre-goodwill amortisation, excluding central admin and exceptional items – y/e March 2006

COCA-COLA AMATIL SAB MILLER

Snapshot of portfolio of SABMiller brands

CASTLE LAGER

PERONI NASTRO AZZURRO

Dreher

TYSKIE

LECH

AGUILA

5

COCA-COLA AMATIL SAB MILLER


Australian beer Industry

COCA-COLA AMATIL

Australian Beer Industry Summary

- **Circa. 17m h/l – per capita consumption at 83 litres per capita**
- **Total growth stable with trends towards premium and alternate offerings**
- **Retail purchases in the order of A$13,5 bn.**
- **Industry dominated by two players**
- **Large gap between the two leading brewers and next tier**
  - Scale, profit, geography, retail relevance
- **Industry profit pool estimated at more than A$1 bn.**
- **Take home market accounts for around 75% of all sales (60% of value)**
- **Major retailers increasing presence in alcohol**
  - Coles and Woolworths estimated at more than half of all beer sales – and increasing (15% in 1990)

COCA-COLA AMATIL

Industry growth is limited – consumers are trading up

- **From 1999 – 2005 mainstream lager delivered little growth**
- **Over the same period premium and imported beers doubled to 245m litres (now 14% of volume – 22% of value)**
- **Premium sector growth set to continue – forecast to reach 20% of total volume**
  - Global trends to more premium offerings
  - Increase in disposable consumer spend
  - Increase in retailer and brewer focus on this sector
  - More availability through increased take home market
  - More responsible out of home consumption

Source: Euromonitor, company research

COCA-COLA AMATIL

SAB MILLER

Australian Beverage Landscape



Premium Beer
$400m
15%
2 major players
Mainstream Beer
$2.6bn
0%
Est. EBIT:
2 major players
Alcoholic RTD
$900m
20%
CSD's
$2.4bn
2%
Wine
$2bn
5.8%
Spirits
$1bn
1.1%
Non-CSD's
2%
Wholesale prices
5 yr CAGR
NBR CAGR
$2.0bn
2%
0%
10%
15%
20%
25%
5%
0%
EBIT Margin

Source: Euromonitor September 2005 and CCA analysis, CAGR = 5 year whole prices

9

COCA-COLA AMATIL

SAB MILLER

Pacific Beverages

CCA / SABMiller Joint Venture





COCA-COLA AMATIL — SAB MILLER

Why the entry into the Australian beer market?

- **At ~30% EBIT margins, the Australian beer market is amongst the most profitable in the world**
- **SABMiller have international brewing expertise and global brands**
- **Growth in Australia is being led by premium and international brands**
- **CCA have the greatest scale in terms of sales, distribution and customer relations**
- **Major retailers now control a significant share of the Australian beer market and provide a 3rd player a real opportunity**

Why efforts have been unsuccessful in the past

- **Capital intensive industry requiring high capital investment levels**
- **Access to national distribution and route to market**
- **Brand equity and access to brand portfolios and brand building capabilities**
- **Customer relationships and the ability to provide comprehensive customer service**
- **Long-term perspective**

11



COCA-COLA AMATIL — SAB MILLER

How beer and soft drinks go together

- **Common input suppliers**
  - Glass, cans, cartons, manufacturing equipment, cold drink equipment, transport
- **Similar supply and logistics requirements**
  - Customers – CCA currently service 25,000 of the 26,000 licensed outlets in Australia
  - Route to market
  - Order handling
  - Distribution channels
  - Warehousing requirements
- **Demand focus**
  - Similar sales process
  - High brand equity

12

COCA-COLA AMATIL | SAB MILLER

Combined skills of SABMiller and CCA

Core Competencies	SAB	CCA	Joint
World Class Beer Brand Portfolio	✓		✓✓
Global Brand Strategies / Marketing Expertise	✓		✓✓
Knowledge of Coke/Beer Synergies	✓		✓✓
Best Practice Sales Execution (Field Force / NCC)		✓	✓✓
Low Cost National Logistics / Distribution		✓	✓✓
Technical and Brewing expertise	✓		✓✓
Strong relationships with large customer base (On / Off Premise)		✓	✓✓
Market and Competitor Insights	✓	✓	✓✓

13

COCA-COLA AMATIL | SAB MILLER

Initial Focus – premium International brands

- "Stylish urban buzz" – the easy drinking beer
- Entry pricing to International beers ($40-$49)
- Loyal core consumer – medium aspirations

- "The Original Pilsner" – the most rewarding taste
- Premium pricing ($55-$65) – discerning consumer
- High value – lower volumes

- "Italian style applied to beer"
- Mid-priced ($45-$55)
- Great potential – consumer and trade support

14

COCA-COLA AMATIL

Initial building blocks in place

- **First major drive in March – pre-Easter – volume growth of over 50% on prior year**
- **3 phase strategy activated**
  - Smooth transition
  - Outlet base expansion
  - Sales drive and enhance brand equity
- **Major customers on board and highly supportive**
- **Integration and alignment continually improving – steep learning curve with significant training focus**

PERONI
NASTRO AZZURRO

15

National Grocery Liquor


The Ultimate Party starts at Choice
CHOICE

National Press Advertisement
SYD. Morning Herald, MELB. Herald Sun
QLD Courier Mail



Premium Beers Business & Activation Plan 2007

COCA-COLA AMATIL

SAB MILLER

16

COCA-COLA AMATIL

Maxxium brands bring immediate critical mass to the portfolio

- **Number of field facing sales reps in HORECA channel increased from 92 to 186**
- **Wider portfolio offering greatly enhances CCA relevance to customers**
- **Adds significant increase in volume and VPO within HORECA**
- **Core portfolio of 22 key offerings**
- **Leverage sales skills from both Maxxium and CCA**
- **Coverage and quality of sales call improved**



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COCA-COLA AMATIL

Priorities

- **Build credibility and scale**
  - Grow Peroni, Miller Genuine Draft and Pilsner Urquell
  - Import other SABMiller brands
- **Develop a local brewing capability in Australia**
  - Fast track feasibility study with recommendations by December 2007
- **Manufacture selected imported brands locally**
  - Benefit from local manufacture
- **Develop new locally produced brand(s)**
- **Future aspirations**
  - Become the clear number 3 player in the Australian Beer Industry



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COCA-COLA AMATIL

SAB MILLER

Pacific Beverages



Ari Mervis

CEO Pacific Beverages

SPC ARDMONA

Nigel Garrard
Managing Director – Food & Services

18 April 2007

Coca-Cola Amatil

April 2007

Items to be covered:

1. 2007 so far
   - the fruit season
   - operational improvements
   - trading results

2. 2008 COGS Outlook

3. Alternative Channel Distribution

4. International Business Overview

5. International Strategy

Healthy Active Living

SPC ARDMONA

April 2007

2007 so far – The Fruit Season

- **Fruit season now almost complete for apricots, pears, peaches and tomatoes, with apples just commencing**
- **Results to date inc[illegible] drought induced costs will not exceed the $5 million previously advised**
- **Sufficient fruit available to supply all Australian/NZ customers**
- **International customers will be supplied from Australian and overseas sourced products**

Healthy Active Living

2007 so far – The Fruit Season (cont)

- **Drought position has been proactively managed to optimise fruit quality and quantity and to assist our grower supply base**
  - Offered interest free loans to help growers purchase water
  - Purchased 2,500 megalitres of water (at a cost of >$1 million) for use by growers
  - Provided water subsidy as part of fruit pricing to help with significant extra costs for growers
- **Overall, a good result given the difficulties being faced**

Healthy Active Living

Operational Improvements

- **Two key capital initiatives implemented over last 12 months that are leading to:**
  - Improved customer service
  - Reduced costs of goods
- **Automation of cut fruit sorting has been implemented with a world leading technology platform. Now covers circa 60% of fruit being processed**
  - Less casual employees (↓200 approx)
  - Increased quality
  - Increased consistency
  - Reduced cost
- **Site consolidation continuing to plan**

Healthy Active Living

Operational Improvements (cont)

- **Consolidation of distribution and warehousing facilities now completed**



Healthy Active Living

2007 Trading Results & Outlook

- Trading results to 31 March are in line with expectations and show 7.5% sales growth over 2006
- Expect 1H 2007 EBIT to be slightly ahead of 2006
- Full year growth will be hampered by the effects of the frost damage to crops and the costs of 2007 drought assistance
- Despite some fruit variety shortages, expect sales growth to continue at Q1 growth rate

Healthy Active Living

April 2007

SPC ARDMONA

2008 COGS Outlook

- SPCA COGS break up is approximately:
  - 35% Fruit and Ingredients
  - 30% Packaging
  - 35% Labour/Conversion
- Expect pressure on fruit pricing with growers recovering from the drought. Estimate fruit cost increase of ~5% for 2008
- Labour/conversion costs likely to be relatively flat as the net benefits of capex program come through
- Major factor in packaging is tinplate with plastics and other being a lesser effect

Healthy Active Living

April 2007

SPC ARDMONA

2008 COGS Outlook (cont)

➢ **Historical tinplate pricing**



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
Avg$ /Tn
30% BSL increase
imported tinplate
negotiated 15% reduction from BSL

	Jul-00	Jan-01	Jul-01	Aug-02	Jul-03	Jul-04	Jul-05	Jan-06	Jul-07
Avg. $/TN	1,176	1,174	1,203	1,223	1,266	1,321	1,831	1,569	1,5[illegible]

Date

Healthy Active Living

Alternative Channel Distribution

➢ **Utilisation of CCA's distribution system is helping accelerate SPCA's penetration into C&P and other channels**

➢ **Developing channel specific packaging with good response from customers. Early signs are encouraging**



Healthy Active Living

Goulburn Valley 220g C&P Site Penetration Growth


GV 220g
New Outlets
Direct Store Delivery
3000
2500
2000
1500
1000
500
0
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Month

Healthy Active Living

April 2007

11

SPC ARDMONA

International Business Division

A long history in overseas markets

- SPCA has been exporting processed fruit since the 1920s
- By the early 1970s, export sales were greater than domestic – until UK admission into EU
- Early 1970s SPC was the number one fruit brand in UK and there is a strong residual identity of the brand remaining today
- Currently export to over 30 countries with a business of circa $85 million in revenue

Healthy Active Living

April 2007

12

SPC ARDMONA

International Business Division (cont)

- **Australian production complimented by 2 Joint Ventures**
  - Thailand (tropical fruit)
  - Spain (deciduous fruit)
- **JV structure is**
  - With a local partner
  - SPCA supplies processing equipment (for plastics), packaging, technical and planning expertise and has the customer relationships
  - Partner supplies local labour, factory infrastructure, fruit sourcing

SPC ARDMONA

International Business Division (cont)

- **Thailand JV example**

a) Capital employed Circa $10 million
Annualised sales $16-18 million
ROCE 21%

b) Enables optimisation of working capital
- Pack and ship (tropicals)
- Counter seasonal (deciduous)

c) Relatively low risk, provides access to lower cost production, utilises SPCA innovation/expertise, retains and enhances customer relationships, etc

SPC ARDMONA

Tariffs Disadvantage Australian Based Production

Into the EU	Tariff on Peach	Tariff on Pear	
Ex Australia	17.6%	17.6%	Significant disadvantage
Ex Spain	Nil	Nil	
Ex South Africa	7%	9%	
Ex Swaziland	Nil	Nil	
Ex Chile	6.6%	6.6%	

Healthy Active Living

The International Strategy

- Leverage long term presence in international markets, innovation by packaging formats and customer relationships
- Move focus from supply of private label canned goods to branded innovative plastic containers
- Expand range to include deciduous, tropical and berry fruits
- Expand strategic relationships beyond Thailand and Spain to optimise sourcing options

Healthy Active Living

What Have We Achieved in 2007?

International Alliances formed

- Agreed Strategic Alliance with Del Monte in the US, one of the leading fr…t marketers in the world (already a long term customer of SPCA). Will result in shared NPD, global purchas… g saving opportunities, technical exchange, etc
- Signed a lo… term exclusive supply agreement with th… …g deciduous fruit processor in … o cost effective supply … Middle East under … s

…lisation of similar long term …ply agreement from other … cessor

SPC ARDMONA

Healthy Active Living

April 2007

SPCA's Role

- Product sold under SPCA brand, or to overseas customers of long standing, under their label
- Leverage SPCA's world leading packaging and processing innovation
- Provide technical expertise to JV and supply partners
- In market resources added into UK, Germany and Spain to better serve customers and consumers
- Provide access to products from 5 different countries (the key ones) across a range of branded products, to optimise the customers supply chain – the only company offering this flexibility into EU

SPC ARDMONA

Healthy Active Living

April 2007

14

And What Does It Mean For SPCA?

- Opportunity to choose from exclusive supply partners in a way no other competitor is readily able to match
- P[illegible] ations from all sources by op[illegible] nts using volume of [illegible] l purchases of group [illegible] SPCA's)
- Mitigation of risk of both climatic impact to Goulburn Valley fruit supply and exchange rate volatility
- Sales growth across key overseas markets well above projected domestic growth rates

Healthy Active Living

April 2007

19

SPC ARDMONA

Summary

- 2006 fruit season in line with expectations previously advised
- Revenue growth expected in 2007 over 2006
- Expect small improvement in 1H 2007 EBIT over 2006
- International strategy a key focus and major long-term opportunity for growth
- Expect small international revenue increases on 2007 but a doubling of international business ($85 → $170 million) over next 3-5 years

Healthy Active Living

April 2007

20

SPC ARDMONA

SPC ARDMONA

Nigel Garrard
Managing Director -- Food & Services

18 April 2007

April 2007

COCA-COLA AMATIL

COCA-COLA AMATIL

NSW Logistics Investment

Bruce Herbert

National Director Operations & Logistics

18 April 2007

Increasing Product & Logistics complexity in NSW

- 3 outside bulk warehouses
- 3 Distribution Centres
- High volume – 200,000+ cases per day in peak
- over 300 Truck movements per day
- 1,000,000 deliveries per year
- SKUs increasing to 400+

NSW Project Objectives (Northmead & Eastern Creek)

1. Faultless Service to large customers
2. Capability to service growing complexity
   - 15,000 smaller customers in NSW
   - Growing SKU range
   - Alcohol, chilled products
3. Instantaneous Capacity to Produce & Deliver large volumes
4. Lower Operating Cost

....Mentone Project was a proven model to base on

The Project:

- Northmead – Automated Bulk Storage Sept 2008
  - 3.3M cases storage
  - 13 high rise stacker cranes
  - 14,000 m2 building footprint
  - 6 auto load docks
  - 45,000 cases per hour throughput
- Eastern Creek – Distribution Centre Q4 2008
  - 30,000 m2 building footprint
  - 1M cases buffer storage
  - 3,000 m2 cold storage
  - Delivery capability of up to 160,000 cases per day
  - Expansion land for future

....On track and on budget

From Windsor Rd travelling East



Coca-Cola Amatil

5

Northmead Plant – what you will see

- High Volume high speed production lines
- Well Engineered equipment
  - some > 30 years old
- State of the Art Maintenance & Quality Systems
- Appropriate Automation
- Growing Flexibility
  - New flexible 1250 cans per minute line under construction
- Engaged & Capable People
  - Training systems
- Space for expansion

Coca-Cola Amatil

6

Coca-Cola Amatil

NSW Logistics Investment

Bruce Herbert

National Director Operations & Logistics

18 April 2007